SCHEDULE A

TO THE ADVISORY AGREEMENT

FOR JPMORGAN INSTITUTIONAL TRUST

(Amended as of November 16, 2023)

Name	Advisory Fee (as a percentage of average daily net assets) (annualized)
JPMorgan Intermediate Bond Trust[1]	0.28%*
JPMorgan Core Bond Trust	0.28%*

*	Advisory fee change effective 7/1/19.

*    *    *     *    *

J.P. Morgan Investment Management Inc.

By:
Name:
Title:

JPMorgan Institutional Trust

By:
Name:
Title:

[1]	To liquidate on or about January 31, 2024.